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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 25, 2025

Dear Sir/ Madam,

Sub: Proceedings of the 44th Annual General Meeting ('AGM')

The 44th AGM of the Company was held today - June 25, 2025, through video conferencing and other audio-visual means, and the business mentioned in the Notice dated April 17, 2025, was transacted.

In this regard, please find enclosed;

- Proceedings of the AGM as required under the Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015
- Chairman's speech delivered at the AGM
- CEO's Presentation to the shareholders

The Company facilitated live webcast of the AGM. The proceedings, Chairman's speech and CEO presentation together with the archive of webcast of the 44th AGM is being made available on the Company's website at www.infosys.com

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

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Summary of proceedings of 44th Annual General Meeting of Infosys Limited

The 44th Annual General Meeting ('AGM') of the Members of Infosys Limited ('the Company') was held on Wednesday, June 25, 2025, at 4.00 P.M (IST) through video conferencing and other audio-visual means ('VC'). The meeting was held in compliance with the General Circulars issued by the Ministry of Corporate Affairs ('MCA') and circulars issued by the Securities and Exchange Board of India ('SEBI') and as per the applicable provisions of the Companies Act, 2013 and the Rules made thereunder.

DIRECTORS IN ATTENDANCE
Nandan M. Nilekani, joined over VC from Bengaluru *Non-Executive, Non-Independent Chairman*
Salil Parekh, joined over VC from Bengaluru *Chief Executive Officer and Managing Director*
D. Sundaram, joined over VC from Mumbai *Lead Independent Director and Chairperson of the Nomination and Remuneration Committee and Risk Management Committee*
Bobby Parikh, joined over VC from Mumbai *Independent Director and Chairperson of Audit Committee*
Michael Gibbs, joined over VC from Houston, Texas, USA *Independent Director and Chairperson of Stakeholders Relationship Committee and Cybersecurity Risk Subcommittee*
Chitra Nayak, joined over VC from California, USA *Independent Director and Chairperson of ESG Committee*
Govind Iyer, joined over VC from Mumbai *Independent Director and Chairperson of CSR Committee*
Helene Auriol Potier, joined over VC from France *Independent Director*
Nitin Paranjpe, joined over VC from Netherlands *Independent Director*
Jayesh Sanghrajka, joined over VC from Bengaluru *Chief Financial Officer*

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

A.G.S. Manikantha, joined over VC from Bengaluru *Company Secretary*

OTHER REPRESENTATIVES
Statutory Auditors - representative of *Deloitte Haskins & Sells LLP, Chartered Accountants*, joined over VC from Bengaluru *Vikas Bagaria – Partner*
Internal Auditors - representative of *Ernst & Young LLP* joined over VC from Bengaluru *Arun Krishnamurthy – Partner*
Secretarial Auditors – representatives of Makarand M. Joshi & Co., Practicing Company Secretaries, joined over VC from Mumbai *Vaibhav Dandawate – Partner* *Abhishek Gupta – Senior manager* *Pranali A Jain - Associate*
Scrutinizers - representative of Hemanth, Holla & Co., Company Secretaries joined over VC from Bengaluru *B Hemanth – Partner*
QUORUM OF THE MEETING
A total of 295 members representing 4,43,12,517 shares attended the meeting.

The meeting commenced at 4:00 PM IST and concluded at 7:47 PM IST (including time allowed for e-voting at the AGM).

Nandan M. Nilekani chaired the meeting. The Chairman informed that the AGM is being held through VC in accordance with the circulars issued by the MCA and SEBI. He requested his colleagues to introduce themselves. The requisite quorum being present, the Chairman called the meeting to order. All the directors of the Company attended the meeting. The Chairman welcomed all Members, Auditors and other invitees who joined over VC and delivered his speech followed by presentation by Salil Parekh, CEO and Managing Director. The Chairman informed that the Company had provided members the facility to cast their vote electronically, on all resolutions set forth in the Notice. It was further informed that there would be no voting by show of hands. A.G.S. Manikantha, Company Secretary, provided the summary of the statutory auditors' report and secretarial auditor's report for the financial year 2024-25.

The following items of business, as per the Notice of AGM dated April 17, 2025, were placed at the meeting. Members were provided a facility to ask questions or express their views through VC, audio and through web chat options on the resolutions. Clarifications were provided to the queries raised by the Members.

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Following resolutions as set forth in the 44th AGM notice were placed;

No.	Resolutions	Type of resolution
Ordinary Business		
1	Adoption of financial statements	Ordinary
2	Declaration of dividend	Ordinary
3	Appointment of Salil Parekh as a director, liable to retire by rotation	Ordinary
Special Business		
4	Material related party transactions of Infosys Limited and its subsidiaries with Stater N.V	Ordinary
5	Material related party transactions of Infosys Limited and its subsidiaries with Stater Nederland B.V.	Ordinary
6	Appointment of M/s Makarand M. Joshi & Co., Company Secretaries as Secretarial Auditor of the Company	Ordinary

The Board of Directors had appointed Hemanth, Holla & Co. Company Secretaries, as the Scrutinizer to supervise the e-voting process. The Chairman authorized the Company Secretary to declare the voting results, intimate the stock exchanges and place the same on the website of the Company.

All the resolutions as set forth in the 44th AGM notice are deemed to be passed on June 25, 2025, subject to receipt of requisite majority.

This is for your information and records.

Thanking you,

Yours sincerely,
For **Infosys Limited**

A. G. S. Manikantha
Company Secretary
Membership No: A21918

Place: Bengaluru
Date: June 25, 2025

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com


Infosys
44TH
ANNUAL
GENERAL
MEETING
www.infosys.com
Nandan M. Nilekani

CHAIRMAN'S SPEECH

Dear Shareholders,

Welcome to the 44th Annual General Meeting of Infosys. On behalf of the Infosys Board of Directors, I thank you for the unstinting support you've extended to the Company and appreciate the time you've made to join us today.

Fiscal 2025 has been a year of strong execution for Infosys. Although it's a time of uncertainty unlike any that we've seen in recent times, Infosys grew 4.2% in constant currency, delivering US$19.2 billion in revenues. Operating margin for the year expanded by 50 basis points to 21.1%, and we generated US$4.1 billion in free cash flow, which is a record increase of 41.8% over fiscal 2024. Large deal TCV for FY25 had sustained momentum at US$11.6 billion. The Company's robust performance reflects the strength of our client relationships, which will continue to be at the heart of all our future endeavors.

For fiscal 2025, the Board has recommended a final dividend of ₹22 along with the interim dividend of ₹21 per share, which is already paid. The total dividend for fiscal 2025 is ₹43 per share. The Company expects to continue returning approximately 85% of free cash flow cumulatively over the five-year period through a combination of semi-annual dividend and/or share buybacks and/or special dividend, subject to applicable laws and required approvals. Under this policy, the Company expects to progressively increase its annual dividend per share, excluding special dividend, if any.

Salil Parekh, Chief Executive Officer and Managing Director, whose term extends until March 31, 2027 and who is liable to retire at this Annual General Meeting, is eligible and has offered himself for reappointment. Based on the performance evaluation and the recommendation of the Nomination and Remuneration Committee, the Board recommends his reappointment until March 31, 2027.

During the year, there was no retirement or resignation of Directors or Key Management Personnel.

As we look around us, there's a perfect storm of multiple colliding trends that's raging. Clearly, the world is shifting from a single global market to fragmented blocs, forcing companies to make strategic choices and navigate between regions. Just a few years ago, with COVID, there emerged the need to derisk supply chains and move beyond just-in-time to just-in-case planning. Tariffs, today, are signaling to us that businesses must also derisk their sourcing. With bilateral and regional trade rules emerging as dominant forces, there's a clear need to accelerate supply chain diversification.

Add to this the new uncertainties that AI adoption is creating. Legacy system modernization and data architecture overhauls, to ensure that all the firm's data is consumable by AI, are becoming unavoidable. Companies need both AI foundries for innovation and AI factories for scaling. Regulatory variances across regions, however, present implementation complexities and challenges.

Energy transition brings in another layer of uncertainty, with the future now depending on innovations in solar, wind, batteries, hydrogen, and nuclear technologies. Electricity will play a much larger role, requiring massive infrastructure investments in transmission lines, charging stations, and transformers. This transformation too will have to hurdle regulatory hitches. The prices of commodities will depend on how fast these changes take place.

Every business sector is facing fundamental challenges: automakers need to transition to electric vehicles, pharma companies need to get better at using AI for drug discovery, logistics firms need to manage supply chain reordering, financial services are exploring tokenization, energy companies need to reassess the long term demand for their products, utilities must prepare for a very distributed future, manufacturers need to successfully integrate robots and 3D printing into their mainstream processes, and service companies are competing with more efficient AI agents. Every type of business, in every part of the world, is having to first adapt to rapidly changing business and technological disruption before advancing into an unfamiliar and uncertain future.

In these times of mounting business volatility, Infosys offers the stability that organizations need to survive and thrive. Our comprehensive portfolio spans multiple regions, industries, and technological domains. We deliver solutions that address both established business needs and emerging market demands for which solutions need to be crafted. Whether clients are pursuing aggressive expansion or navigating operational constraints, we have invested in solutions that are relevant to their strategic priorities. In many ways, it's what sets Infosys apart – our unwavering commitment to stay a step ahead of change and help our clients navigate the same.

At Infosys, we are experts in the convergence of AI, cloud, and data transformation. Through Infosys Topaz, we combine AI's transformative potential with a robust foundation of cloud and data infrastructure, positioning our clients at the forefront of tomorrow's opportunities. Our extensive AI agent library accelerates productivity across critical functions – from code generation and IT operations to bill-to-cash and quote-to-order workflows. We've crafted specialized language models tailored to specific industries, IT operations, and cybersecurity needs. This deep expertise, coupled with strategic industry alliances, enables us to deliver model development as a complete service offering. Cobalt cloud capabilities anchor our AI strategy, connecting seamlessly with top-tier public and private cloud providers, SaaS vendors, and PaaS platforms. Our data mastery – spanning architecture design and comprehensive structured/unstructured data management – empowers clients to confidently deploy enterprise-grade AI solutions. Across every dimension of enterprise technology, we create tangible transformational value while maintaining laser focus on cost optimization, automation, and operational excellence. This comprehensive capability makes Infosys the partner of choice for global enterprises.

As we're shifting to become more AI-focused, we're mindful about not losing sight of our responsibility to be human-first. Everything we do is designed to earn the trust and respect of our stakeholders worldwide. At Infosys, our purpose – the value we bring to everyone around us – is to amplify human potential and create the next opportunity for people, businesses, and communities.

We recruited over 15,000 college graduates in the year and ended the year with over 3,20,000 employees. 39% of our workforce are women employees. During the year, Infosys was recognized as a Global Top Employer in 22 countries for best-in-class HR practices and processes. For the fifth consecutive year, we were also recognized as one of the World's Most Ethical Companies by Ethisphere.

We believe true progress is possible only when we serve the broader community, going beyond addressing the priorities of our clients and employees. We have our own blueprint for pioneering responsible business leadership in a rapidly changing world, through being sustainable, socially responsible, and exemplary in governance. This is embodied in our Environmental, Social and Governance 2030 commitments. This year, we have made ambitious updates to the Infosys ESG Vision for 2030. This refreshed commitment builds upon the strong vision and foundation that we had already established in 2020, encompassing critical areas including climate action, sustainable resource management, digital empowerment, workplace inclusivity, community development, employee wellness, and exemplary corporate governance.

As part of our evolved aspirations, we now aim to achieve climate positive status in 2030 – moving beyond net zero to sequester more carbon than we emit, while maintaining carbon neutrality through 2029. Our achievements today speak volumes to the depth of our commitment to ESG. For six consecutive years, including FY25, we have been carbon neutral while simultaneously expanding our positive environmental impact. Through 11 lake rejuvenation projects across India, we've increased water holding capacity by 4.3 billion liters. Our human capital development goals are equally transformative: extending digital skills to empower over 18 million people and enabling employment opportunities for more than 5,00,000 individuals. Our TechForGood programs have empowered more than 125 million lives through improvements in e-governance, healthcare, and education, while our digital skilling initiatives have reached 13.3 million people.

We have also become the first India-headquartered company to receive Binding Corporate Rules approval from EU data protection authorities, underscoring our governance excellence. Through our community amplification efforts, we will continue to transform lives with technology for good, job creation, and comprehensive CSR initiatives. All of this will be underpinned by our commitment to leading data privacy standards and maintaining our position as an industry leader in information security practices.

The world around us is shifting and changing at an unprecedented speed. One of the defining opportunities of our time is harnessing artificial intelligence to drive the next generation of enterprise. To reimagine the way we live and work to our benefit. We've been at the forefront of this transformation and are excited to bring our insights and expertise to our clients' journeys. Our recognition as the fastest-growing IT services brand over five years by Brand Finance, our position among the world's top 100 brands and among the most trusted brands in the US, according to Kantar, reflects why leading global enterprises choose us as their AI transformation partner.

I'd like to express our deep gratitude on behalf of the entire Board. To our dedicated employees, valued clients, visionary co-founders, and the governments of every region where we operate – thank you for placing your trust in us and for your unwavering support. To our shareholders, your belief in our mission and your continued encouragement inspires us to strive for excellence every single day. Thank you all for being part of our continuing success story.

Nandan M. Nilekani
Chairman

Bengaluru
June 25, 2025

Infosys
44TH
ANNUAL GENERAL MEETING
www.infosys.com

Leading in AI and Cloud



Salil Parekh

Managing Director and Chief Executive Officer

Safe harbor

Certain statements in this presentation concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those implied by such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties, and geo-political situations, technological disruptions and innovations such as artificial intelligence (AI), generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG ("Environmental, Social, and Governance") vision, our Capital Allocation Policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions, and the amount of any additional costs, resulting directly or indirectly from the McCamish cyber security incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

FY 2025 was a strong year

Revenue growth : 4.2% YoY

Large deals : $11.6 billion

Clients greater than $100 million a year : 39

Growth in CC terms (as of 31st March 2025)

Strong profitability and cash generation

Operating Margin : 21.1%

Free Cash Flow : $4.1 billion

Overview of our financial performance

Total Revenue


153,670
162,990
6.1%
FY 24
FY 25

Operating Profit


31,747
34,424
8.4%
FY 24
FY 25

Operating Cash Flow


26,066
36,786
41.1%
FY 24
FY 25

Net Profit


26,233
26,713
1.8%
FY 24
FY 25

Basic EPS


63.39
64.50
1.8%
FY 24
FY 25

Free Cash Flow


23,865
34,549
44.8%
FY 24
FY 25

Note: Above numbers are based on IFRS Consolidated financials in INR Crore

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Returning over INR 98,000 Crore over the last five years

Dividend per share (INR)


FY 25
43#
FY 24
38
FY 24
8
(Special dividend)
FY 23
34
FY 22
31
FY 21
27

Includes proposed final dividend for FY25 to be approved in today's AGM
(1) Dividend amount is inclusive of Dividend Distribution Tax, as applicable. Buyback amount includes buyback tax

Capital returned[1] to shareholders (INR Crore)


88,402
63,794
22,624
21,337
3,312
4,721
62,466
37,736
17,814
FY15-19
FY20-24
FY 25#
Regular dividend
Special dividend
Buyback

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Strong, debt free, and liquid balance sheet

In INR Crore

	FY24	FY25
Property, plant & equipment including CWIP	12,663	12,592
Goodwill and intangibles	8,700	12,872
Other non-current assets	15,715	15,728
Cash and investments*	39,005	47,549
Other net working capital	22,937	17,312
	99,020	**106,053**
Less: Non-current liabilities	10,559	9,850
Total Equity	**88,461**	**96,203**

Above numbers are based on Ind AS Consolidated Financials

* Investments include current investments and non-current investments in Tax-free bonds, Target Mutual funds, NCDs and Government Securities

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We continue to scale our AI work with Topaz

- 400 generative AI projects
- 10 million lines of code generated by AI last year
- 200 agents developed
- 30 agent AI engagements
- 20,000 employees using GitHub copilot for coding
- Recognized as market leader by market analysts– leaders in 9 generative AI studies

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Some of our AI projects creating impact

- Large Bank: 50% time saved on enhanced financial processes
- Large Audit Firm: Agents supporting audit
- Large Auto Company: Agents used in customer service
- Large Telco: Generative AI helped improve revenue growth
- Large Tech Company: Generative AI improved customer satisfaction by 24%

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Our Cobalt cloud capabilities provide the infrastructure for AI

- Strong demand for AI led services in cloud
- Focus on turn-key network transformation projects
- Migrations and modernization, minimizing cost
- Building agents on cloud
- Getting infrastructure ready for AI

Data continues to be the foundation for the enterprise AI deployment

Data critical for AI

Strong industry offerings – retail, consumer product, insurance, industrial, auto, aerospace, utilities

We are working on getting enterprises data-ready for AI, data powered business transformation, and building an AI economy

Concentrating on modernizing data from legacy to cloud based data systems

Continued focus on cost efficiency

- In this environment cost is critical
- Automation
- Efficiency
- Lean
- Productivity improvements

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Leading delivery organization



Excellent delivery capability

Work on large, complex programs

Deep and multi-service offering to support global clients

Leading training capability

Continued leadership in Digital


EXPERIENCE
INSIGHT
CLIENT DIGITAL JOURNEY
ASSURE
INNOVATE
ACCELERATE

Digital Leader ratings in

58 categories FY 25

Gartner FORRESTER IDC Analyze the Future Everest Group NelsonHall HORSES FOR SOURCES constellation RESEARCH

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We have made focused investments in our brand

- Top 100 brand in the world
- Top 3 IT services brand globally
- Fastest growing IT services brand for 5 years
- Number 1 in analyst perception for AI (Topaz) and Cloud (Cobalt)
- Among the most trusted brands in the US

Acquisitions

Acquisitions – in energy consulting and cybersecurity areas

MRE CONSULTING

A leading energy consulting company

themissinglink

A leading cybersecurity services company

Our acquisitions and joint ventures in the past few years

SIMPLUS

Carter.

BASE LIFE SCIENCE

intech

guidevision

WONGDOODY

Oddity

insemi TECHNOLOGY

fluido

blue acorn iCi

Kaleidoscope Innovation

STATER MORTGAGE SERVICES | AN INFOSYS COMPANY

Infosys COMPAZ

HIPUS An Infosys company

Our work in support of the community

200 projects

We have impacted over 1 crore people in India

With Springboard, over 9 million people receive free learning around the world

We have enhanced 4 billion liter water capacity with restoring 11 lakes sustainably

Over 28 lakh people have benefited from our healthcare initiatives

We are working as One Infosys


ONEINFOSYS

Support our clients as One Infosys

Work across service lines, geographies, and industries

Bring the best of Infosys for our clients

Conclusion

- Strong operational and cash performance
- Strong leadership team
- Dedicated delivery organization
- Deep capability in AI, digital, cloud, data
- Work as One Infosys
- Strong trust and support of our clients